UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                  SCHEDULE 13D
                           -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                           BIOTRANSPLANT INCORPORATED
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   09066Y 10 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                 March 10, 2003
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09066y    10  7              13D/A                   Page 2 of 9 Pages




1        NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Little Wing, L.P., 13-3778596

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)    / /
         (b)   /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

7. SOLE VOTING POWER:                                    0 shares

8. SHARED VOTING POWER:                          3,118,692 shares

9. SOLE DISPOSITIVE POWER:                               0 shares

10. SHARED DISPOSITIVE POWER:                    3,118,692 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:              3,118,692 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):                                      12.3%

14. TYPE OF REPORTING PERSON*:                                 PN

CUSIP NO. 09066y    10  7              13D/A                   Page 3 of 9 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON :
   Tradewinds Fund Ltd.


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
  (a) / /
  (b) /X/

3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:                                    0 shares

8. SHARED VOTING POWER:                            888,824 shares

9. SOLE DISPOSITIVE POWER:                               0 shares

10. SHARED DISPOSITIVE POWER:                      888,824 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:                888,824 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):                                      3.5%

14. TYPE OF REPORTING PERSON*:                                 CO

CUSIP NO. 09066y    10  7              13D/A                   Page 4 of 9 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap Corp., 13-3780878

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
   (a)   / /
   (b)   /X/

3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:                                    0 shares

8. SHARED VOTING POWER:                          3,118,692 shares

9. SOLE DISPOSITIVE POWER:                               0 shares

10. SHARED DISPOSITIVE POWER:                    3,118,692 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:              3,118,692 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):                                      12.3%

14. TYPE OF REPORTING PERSON*:                                 CO

CUSIP NO. 09066y    10  7              13D/A                   Page 5 of 9 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON :
    Quilcap International Corp., 13-3868725

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:                                    0 shares

8. SHARED VOTING POWER:                            888,824 shares

9. SOLE DISPOSITIVE POWER:                               0 shares

10. SHARED DISPOSITIVE POWER:                      888,824 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:                888,824 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):                                       3.5%

14. TYPE OF REPORTING PERSON*:                                 CO

CUSIP NO. 09066y    10  7              13D/A                   Page 6 of 9 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
   Parker Quillen ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
   (a) / /
   (b) /X/

3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:                              228,000 shares

8. SHARED VOTING POWER:                          4,007,516 shares

9. SOLE DISPOSITIVE POWER:                         228,000 shares

10. SHARED DISPOSITIVE POWER:                    4,007,516 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:              4,007,516 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):                                      15.4%

14. TYPE OF REPORTING PERSON*:                                 IN

CUSIP NO. 09066y    10  7              13D/A                   Page 7 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                           BIOTRANSPLANT INCORPORATED

Item 5. Interest in Securities of the Issuer of the Schedule 13D Report is amended as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) As of March 14, 2003, Little Wing, L.P. beneficially owned 3,118,692 shares of Common Stock constituting approximately 12.3% of the shares outstanding based on information provided by the Issuer.

         Little Wing, L.P. engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

        * On March 5, 2003, purchased 145,000 shares at $.09 per share.
        * On March 6, 2003, purchased 49,000 shares at $.09 per share.
        * On March 7, 2003, purchased 100,000 shares at $.11 per share.
        * On March 10, 2003, purchased 245,650 shares at $.10 per share.

         (b) As of March 14, 2003, Tradewinds beneficially owned 888,824 shares of Common Stock constituting approximately 3.5% of the shares outstanding based on information provided by the Issuer.

         Tradewinds engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

        * On March 5, 2003, purchased 80,000 shares at $.09 per share.
        * On March 6, 2003, purchased 51,000 shares at $.09 per share.
        * On March 10, 2003, purchased 35,350 shares at $.10 per share.
        * On March 12, 2003, purchased 20,000 shares at $.11 per share.

CUSIP NO. 09066y    10  7              13D/A                   Page 8 of 9 Pages

         (c) As of March 14, 2003, Parker Quillen beneficially owned 205,000 shares of Common Stock in his own name, 23,000 shares of Common Stock in the name of his minor children and, solely by virtue of his position as President of Quilcap Corp. and Quilcap International, 3,118,692 shares of Common Stock in the name of Little Wing, and 888,824 shares of Common Stock in the name of Tradewinds, constituting, in the aggregate, 15.4% of the shares outstanding based on information provided by the Issuer.

         Mr. Quillen engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

        * On November 21, 2002, purchased 100,000 shares at $.36 per share.
        * On January 21, 2003, purchased 10,500 shares at $.48 per share.
        * On January 21, 2003, purchased 10,500 shares at $.47 per share.

         (d) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2003

LITTLE WING, L.P.                                       QUILCAP CORP.
By:  Quilcap Corp.
     ------------------------
     General Partner

By:  /s/ Parker Quillen                      By:     /s/ Parker Quillen
     -------------------------                       ------------------------
     Parker Quillen, President                       Parker Quillen, President

TRADEWINDS FUND LTD.                                 QUILCAP INTERNATIONAL CORP.
By: Quilcap International Corp.

By: :/s/ Parker Quillen                      By:  :  /s/ Parker Quillen
     -------------------------                       -----------------------
     Parker Quillen, President                       Parker Quillen, President

     /s/ Parker Quillen
     -------------------
     Parker Quillen